FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May, 2004
                 -----------

Commission File Number     0-29382
                       -------------

                          Minefinders Corporation Ltd.
                        ---------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
  ---------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F            Form 40-F X
                                                         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No X
                                          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS




Notice is hereby given that the annual meeting of shareholders (the "Meeting") of Minefinders Corporation Ltd. (the "Company") will be held on Thursday, June 10, 2004 at the Marriott Pinnacle Hotel, at 1128 West Hastings Street, Vancouver, British Columbia, Canada, at the hour of 2:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2003;

2.   To set the number of directors at six;

3.   To elect directors for the ensuing year;

4. To appoint BDO Dunwoody LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5. To approve an amendment to the Company's Stock Option Plan dated April 16, 2003 ; and

6. To transact such other business as may properly come before the Meeting and any adjournment thereof.

Accompanying this Notice is a Management Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 3rd day of May, 2004.


                                           BY ORDER OF THE BOARD



                                           /s/"Mark H. Bailey"
                                           Mark H. Bailey
                                           President and Chief Executive Officer

                         MANAGEMENT INFORMATION CIRCULAR


                                     for the



                         ANNUAL MEETING OF SHAREHOLDERS


                                       of



                          MINEFINDERS CORPORATION LTD.


                                  to be held on

                             THURSDAY, JUNE 10, 2004

                         MANAGEMENT INFORMATION CIRCULAR


                          MINEFINDERS CORPORATION LTD.
                     Suite 2288 - 1177 West Hastings Street
                           Vancouver, British Columbia
                                 Canada V6E 2K3
                       Website: http://www.minefinders.com

           (all information as at May 3, 2004 unless otherwise noted)


                         PERSONS MAKING THE SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies being made by the management of Minefinders Corporation Ltd. (the "Company") for use at the annual general meeting of the Company's shareholders (the "Meeting") to be held on Thursday, June 10, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

                             APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy (the "Proxy") are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed Proxy is delivered to CIBC Mellon Trust Company, of Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

                             NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares, which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the

Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.
     Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

                              REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the Company in care of CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

                             EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

At the time of the printing of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice, the Company was authorized to issue an unlimited number of common shares, each share carrying the right to one vote. As at the date hereof, the Company has issued and outstanding 36,446,841 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities.

The directors of the Company have fixed May 3, 2004 as the record date for the determination of shareholders entitled to receive the Notice of Meeting. Accordingly, shareholders recorded, or entitled to be recorded, on the shareholders' list pursuant to the Business Corporations Act (Ontario) (the "Act") in connection with the Meeting on June 10, 2004, shall be entitled to vote thereat, except to the extent that subsequent transferees become entitled to vote by complying with the requirements of subsection (2) of Section 100 of the Act.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name                       Number of Shares     Percentage of Issued
                                                                   Shares

Fidelity Investments Canada Ltd.(1)       3,722,120                10.21%


(1) Shares are collectively held by Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited.

                             EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"). All dollar amounts in this Management Information Circular are expressed in Canadian dollars.

(a)  the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2003, the end of the most recently completed fiscal year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

                                        Annual Compensation                Long Term Compensation
                                  ................................. ......................................
                                                                             Awards             Payouts
                                                                    ......................... ............
                                                                    Securities    Restricted
                                                        Other       Under         Shares or                All
Name and Principal      Fiscal                          Annual      Options /     Restricted               Other
Position of Named       Year                            Compen-     SARs          Share       LTIP         Compen-
Executive Officer       Ending    Salary     Bonus      sation(1)   Granted       Units       Pay-Outs     sation
........................ ......... .......... .......... ........... ............. ........... ............ ..........

Mark H. Bailey          2003      Nil        Nil        $200,111    200,000       Nil         N/A          Nil
President and CEO       2002      Nil        Nil        $206,419    500,000       Nil         N/A          Nil
                        2001      Nil        Nil        $182,400     75,000       Nil         N/A          Nil
........................ ......... .......... .......... ........... ............. ........... ............ ..........

Tench Page              2003      Nil        Nil        $179,265    100,000       Nil         N/A          Nil
VP, Exploration         2002      Nil        Nil        $172,071    350,000       Nil         N/A          Nil
                        2001      Nil        Nil        $149,760     75,000       Nil         N/A          Nil
........................ ......... .......... .......... ........... ............. ........... ............ ..........

(1) These monies were paid pursuant to consulting agreements. Refer to "Management Contracts" for further particulars.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

                                                      % of Total                  Market Value
                                         Securities    Options                   of Securities
                                         Under        Granted to                   Underlying
                                         Options      Employees    Exercise or     Options on
                                          Granted     in Fiscal     Base Price    the Date of
Name                   Date of Grant        (#)          year          ($/           Grant         Expiration Date
                                                                    Security)     ($/Security)
                                                                                      (1)
.................... .................... ........... ............. ............. ............... ....................

Mark H. Bailey      September 26, 2003    200,000       23.5%         $10.65         $10.65      September 26, 2008


Tench Page          September 26, 2003    100,000       11.8%         $10.65         $10.65      September 26, 2008


(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the last trading day immediately preceding the date of grant.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

                                                                                             Value of Unexercised
                               Securities                        Unexercised Options at      In-the-Money Options
                              Acquired on       Aggregate            Fiscal Year-End        at Fiscal Year-End ($)
             Exercise Value Exercisable/Unexercisable Exercisable /
Name                              (#)        Realized ($) (1)              (#)                 Unexercisable (2)
............................. ............... ................. ............................ ........................

Mark H. Bailey                  170,000         $1,335,560            935,000 / Nil            $4,897,500 / Nil


Tench Page                      205,000         $1,749,750            565,000 / Nil            $2,982,500 / Nil


(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2003, the most recently completed fiscal year end, was $10.60.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined by final compensation of years of service of the Company's officers and key employees.

Compensation Committee

The Company does not have a compensation committee. Compensation matters are reviewed and approved by the entire board of directors (the "Board").

Report on Executive Compensation

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.

Executive compensation is based on the combination of factors, including a comparative review of information in the mining industry, the nature of the services provided by the executives, their formal qualifications and experience, as well as historical precedent.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on December 31, 1999 with the cumulative total return of the Standard & Poor's / TSX Composite Index (formerly the TSX 300 Stock Index) (the "TSX Index") for the five most recently completed fiscal years of the Company.

[GRAPH OF COMPARISON OF FIVE YEAR TOTAL COMMON SHAREHOLDERS' RETURN OMITTED]

------------------- --------- ------------- ------------ ------------ ----------
                     1999          2000         2001         2002          2003
------------------- --------- ------------- ------------ ------------ ----------
MFL                  $0.75        $0.96         $1.75        $6.75        $10.60

S &P/TSX Index      8413.75      8933.68       7688.41      6614.54      8220.89
------------------- --------- ------------- ------------ ------------ ----------

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officers directly, however, reference is made to the disclosure under "Management Contracts" for particulars of consulting agreements entered into with companies of which the Named Executive Officers are principals.

There are no other  compensatory plans or arrangements with respect to the Named
Executive  Officers   resulting  from  the  resignation,   retirement  or  other
termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2003.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted stock options to purchase an aggregate 400,000 common shares to directors, including grants made to the President and Chief Executive Officer.

                              MANAGEMENT CONTRACTS

Under the terms of a consulting agreement effective August 15, 1997, as subsequently amended, (the "Agreement"), between the Company and M.H. Bailey & Associates, L.L.C. ("M.H. Bailey"), a private Nevada company of which Mark Bailey, the President, Chief Executive Officer and a director of the Company, is a principal, the Company agreed to pay M.H. Bailey a monthly retainer of US$15,500 for a guaranteed 20 days per month of full time management, technical and administrative services, including the services of Mr. Bailey to act, at the request of the directors, as a director and/or officer of the Company, plus a daily rate of US$400 per day in excess of 20 days per month. The Agreement is renewable for successive two year terms. The Agreement may be terminated on 60 days' advance written notice, and if there is a change of control of the Company, and if M.H. Bailey terminates the Agreement within 30 days of learning of the change of control, M.H. Bailey shall be entitled to liquidated damages in an amount equal to 36 months of its monthly retainer.

Under  the  terms of a  consulting  agreement  effective  August  15,  1997,  as subsequently amended (the "Consulting Agreement"), between the Company's subsidiary, Minefinders (USA) Inc. ("USA"), and Sierra Timber and Gold Corp. ("Sierra"), a private Nevada company of which Tench Page, Vice President, Exploration of the Company, is a principal, USA agreed to pay Sierra a monthly retainer of US$12,500 for a guaranteed 20 days per month of full time management, technical and administrative services, including the services of Mr. Page to act, at the request of the directors, as a director and/or officer of USA, plus a daily rate of US$400 per day in excess of 20 days per month. The Consulting Agreement is renewable for successive two year terms. The Consulting Agreement may be terminated on 60 days' advance written notice, and if there is a change of control of the Company, and if Sierra terminates the Consulting Agreement within 30 days of learning of the change of control, Sierra shall be entitled to liquidated damages in an amount equal to 24 months of its monthly retainer.

In addition, the Company has implemented a bonus plan pursuant to which Sierra and M.H. Bailey are eligible to receive a bonus for achieving certain milestones established by the Board. Subsequent to year-end, the Board awarded bonuses of US$80,000 and US$40,000 to M.H. Bailey and Sierra respectively, for achieving all of the milestones established for 2003.

Except as stated above, and except for the functions of the Chief Financial Officer, which in the past have been contracted out on a part-time basis, management functions of the Company are substantially performed by employees of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

Paul C. MacNeill, a director of the Company, is also the President of P. MacNeill Law Corporation, which provides legal services to the Company.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

                               NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at six for the ensuing year.

                              ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company or with the provisions of the Act.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

................................. ............................................. .................... ................
                                                                                                     Ownership or
  Name , Present Position(s)                                                                         Control Over
with the Company (1) and Place                                                   Date(s) Served      Voting Shares
       of Residence (3)                  Principal Occupation (2) (3)          as a Director Since     Held (3)
................................. ............................................. .................... ................

Mark H. Bailey                   Business Executive; President and Chief       July 27, 1995            435,700
President, Chief Executive       Executive Officer of the Company since
Officer and a director of the    1995;  President of M.H. Bailey &
Company.                         Associates, L.L.C., Consulting Geologists.
United States of America
................................. ............................................. .................... ................

James Martin Dawson (4)          Business Executive; President of Dawson       March 18, 1996           10,000
Director of the Company.         Geological Consultants from 1985.
Canada
................................. ............................................. .................... ................

H. Leo King (4)                  Geologist; President of International         May 15, 1996             10,000
Director of the Company.         Barytex Resources Ltd.
Canada
................................. ............................................. .................... ................

Robert L. Leclerc (4)            Business Consultant; Formerly, Chairman and   March 27, 1997           140,000
Director of the Company.         Chief Executive Officer of Echo Bay Mines
United States of America         Ltd., from April 1997 to February 2003.
................................. ............................................. .................... ................

Paul C. MacNeill                 President, P. MacNeill Law Corporation        September 15, 1995       396,100
Corporate Secretary and a        since November 2002; Formerly, Partner,
director of the Company.         Campney & Murphy, Barristers and
Canada                           Solicitors, from 1988 to November 2002.
................................. ............................................. .................... ................

Anthonie Luteijn                 President and director of A Luteijn Mining     N.A.                     Nil
Nominee                          Consulting Services since 2003; Vice
Canada                           President and director of Canico Resource
                                 Corp. from 2002 to 2003; Vice President,
                                 Project Developments and Operations and
                                 director of Hastings Resource Corp. from 1999
                                 to 2002; Vice President, Project Developments
                                 and Operations and director of Sutton Resource
                                 Ltd., from 1994 to 1999. Held various positions
                                 with Placer Dome Inc. and its affiliates from
                                 1970 to 1994, including Manager, Evaluations,
                                 Project Manager, Projects Engineer and Senior
                                 Mining Engineer.
................................. ............................................. .................... ................

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2)  Unless  otherwise stated above, any nominees named above not elected at the
     last  annual  general  meeting  have  held  the  principal   occupation  or
     employment indicated for at least five years.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)  Members of the Company's Audit Committee.

            INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

Mandate of the Board

The Company's board of directors (the "Board") is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

o    the Company's strategic planning process,
o the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,
o the Company's succession planning, including appointing, training and monitoring senior management,
o    the Company's major business development initiatives,
o the integrity of the Company's internal control and management information systems,
o    the Company's policies for communicating with shareholders and others, and
o    the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

o approval of the annual capital budget and any material changes to the operating budget,
o    approval of the Company's business plan,
o    acquisition of, or investments in new business,
o    changes in the nature of the Company's business,
o    changes in senior management, and
o    all matters as required under the Ontario Business Corporations Act.

The Board meets on a regular basis.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, four of the Company's six existing and proposed directors are unrelated. The related directors of the Company are Mark Bailey, the President and Chief Executive Officer of the Company, and Paul MacNeill, the Corporate Secretary of the Company.

Independence of the Board from Management

The Company's corporate governance structure recognizes the value of separating the offices of chair and chief executive officer. At present, the office of Chairman is vacant.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough  directors to carry out its duties  efficiently,  while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has one committee, namely the Audit Committee, which is comprised exclusively of unrelated directors. The Audit Committee and its mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the Chief Executive Officer, the Chief Financial Officer, and the independent auditor to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board the accounting firm to be appointed as independent auditor. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, and undertakes other activities required by regulatory authorities. During the year ending December 31, 2003, the Audit Committee met four times and was composed of Robert L. Leclerc, James Martin Dawson and H. Leo King, all of whom are unrelated directors.

                     APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of BDO Dunwoody LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors, on recommendation of the Audit Committee. The auditor was first appointed on November 29, 1993.

                                SPECIAL BUSINESS

Approval of Amendment to 2003 Stock Option Plan

The Company has two Stock Option Plans (the "Plans"), dated January 23, 1998, as amended on April 23, 2001 and April 17, 2002 (the "1998 Plan"), and April 16, 2003 (the "2003 Plan). The 1998 Plan has a plan ceiling of 5,133,348 shares, and the 2003 Plan has a plan ceiling of 1,110,138 shares, giving a current combined total of 6,243,486 shares which may be the subject of options under both Plans.

As at the date of this information circular, the total number of shares reserved under both Plans that are available for future grants of stock options is 410,986 shares (848 under the 1998 Plan, and 410,138 under the 2003 Plan).

The Company has amended the 2003 Plan by incorporating a provision for the cashless exercise of options. This amendment provides that an option holder may exercise stock options by requiring the Company to issue to the holder common shares having a market value equal to the aggregate difference between the exercise price of the options and the current market price of the Company's common shares.

Management believes that it is in the Company's best interests to further amend the 2003 Plan by increasing the number of shares reserved for issuance under the 2003 Plan (the "2003 Plan Ceiling"), from 1,110,138 to 2,156,020 shares, so that the combined plan ceilings under both Plans is 7,289,368 shares, or 20% of the Company's current issued and outstanding share capital.

Directors have approved the amendment to increase the 2003 Plan Ceiling, subject to Toronto Stock Exchange (the "Exchange") and shareholder approval. A copy of the draft amended 2003 Plan (the "Amended 2003 Plan") will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Amended 2003 Plan from the Company prior to the Meeting.

Regulatory Requirements

The Exchange requires the Company to obtain shareholder approval of any share compensation arrangement pursuant to which a majority of the shares to be allocated under the arrangement may be issuable to insiders of the Company. Insiders of the Company will participate in the Amended 2003 Plan. While insiders, as a group, will not necessarily acquire the majority of common shares allocated under the Amended 2003 Plan, it is a possibility.

The Exchange also requires the Company to obtain shareholder approval of any share compensation arrangement pursuant to which the arrangement, together with all of the Company's other previously established or proposed share compensation arrangements, could result at any time, in (i) the number of shares reserved for issuance pursuant to options exceeding 10% of the number of shares of the Company then issued and outstanding; or (ii) the issuance, within a one-year period, of shares, in total, exceeding 10% of the number of shares of the Company then issued and outstanding. In the latter case, the number of shares issued and outstanding is determined on the basis of the number of shares that are outstanding immediately prior to the share issuance in question, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

In addition, the Exchange requires disinterested shareholder approval if the Amended 2003 Plan, together with all of the Company's previously established or proposed share compensation arrangements, could result, at any time, in:

(a) the number of shares reserved for issuance pursuant to options granted to insiders, in total, exceeding 10% of the number of shares of the Company then issued and outstanding;

(b) the issuance to insiders, within a one-year period, of shares, in total, exceeding 10% of the number of shares of the Company then issued and outstanding; or

(c) the issuance to any one insider and such insider's associates, within a one-year period, of shares, in total, exceeding 5% of the number of shares of the Company then issued and outstanding.

The Company is asking both its shareholders as a whole and its disinterested shareholders to vote affirmatively on resolutions to approve the proposed amendment to increase the 2003 Plan Ceiling at the Meeting.

Shareholder Approval

As described above, the proposed amendment to the 2003 Plan to increase the Plan Ceiling must be approved generally by shareholders of the Company. Since certain of the option holders are insiders of the Company, and the insiders, as a group, hold or may hold options for a number of shares in excess of 10% of the issued and outstanding capital of the Company, the grant of stock options thereunder must also be approved by a majority of votes cast by disinterested shareholders (which term includes insiders to whom shares may be issued pursuant to the share compensation arrangement, and associates of such insiders) at a shareholder's meeting.

The following  resolutions  will be put to the  shareholders  for a vote and the
Company  will  determine  the  overall  number  of  shareholders  approving  the resolutions and the number of disinterested shareholders approving the resolutions:

     "Resolved that, subject to regulatory approval:

     1. the aggregate maximum number of shares reserved for issuance of stock options granted under the Company's Stock Option Plan dated April 16, 2003 (the "2003 Plan") be increased from 1,110,138 shares to 2,156,020 shares (the "New Plan Ceiling"), and the 2003 Plan be amended to effect such increase;

     2. the board of directors be authorized to award options under and subject to the terms and conditions of the amended 2003 Plan (the "Amended 2003 Plan") which may be exercised to purchase up to an additional 1,045,882 common shares of the Company;

     3. the grant of stock options to insiders which have resulted in, or could result, at any time, in:

          (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue; or

          (b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue, or

          (c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the Company's issued and outstanding capital,

          be, and it is hereby approved;


     4. all options which have previously been granted pursuant to the 2003 Plan, and any options granted under the Amended Plan shall, for the purpose of calculating the number of options which may be granted under the Amended Plan, be treated as options granted under the Amended Plan;

     5. the board of directors, by resolution, be authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

     6. any one or more of the directors or senior officers of the Company be and he or she is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions."

     To the best of the Company's knowledge, insiders and their associates beneficially own a total of 1,374,200 common shares of the Company as of the record date. Therefore, the total number of common shares held by "disinterested shareholders" totals 35,072,641 common shares.

                                 OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

                                   CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



                                           ON BEHALF OF THE BOARD



                                           /s/"Mark H. Bailey"
                                           Mark H. Bailey
                                           President and Chief Executive Officer

                                  SCHEDULE "A"

   ........ ...................... ....... ............ ..... ...............................................

                                            Does the
                TSX Corporate                Company
                 Governance                 Conform?                             Comments
            Committee Guidelines
   ........ ...................... ....... ............ ..... ...............................................

   1        The Board should
            explicitly assume
            responsibility for
            stewardship of the
            Company specifically
            for:
   ........ ...................... ....... ............ ..... ...............................................

   (a)      adoption of a                      Yes            The Board reviews strategic plans formally on
            strategic planning                                an annual basis, and informally as required.
            process
   ........ ...................... ....... ............ ..... ...............................................

   (b)      identification of                  Yes            The Audit Committee and the Board as a whole
            principal risks, and                              have identified the Company's principal risks
            implementing risk                                 and review those risks and the management
            management systems                                thereof on an ongoing basis.
   ........ ...................... ....... ............ ..... ...............................................

   (c)      succession planning                Yes            The Board as a whole has the responsibility
            and monitoring                                    for succession planning as it relates to
            senior management                                 senior management. The Board as a whole
                                                              monitors and reviews the performance of
                                                              senior management.
   ........ ...................... ....... ............ ..... ...............................................

   (d)      communications policy              Yes            The Board, through and with the assistance of
                                                              senior management, has established procedures
                                                              to ensure consistency in the manner that
                                                              communications with shareholders and the
                                                              public are managed.
   ........ ...................... ....... ............ ..... ...............................................

   (e)      integrity of                       Yes            The Audit Committee has the responsibility
            internal control and                              for the integrity of internal controls to
            management                                        manage information systems with respect to
            information systems                               financial matters.  The Board, through
                                                              management, has
                                                              established
                                                              internal control
                                                              and management
                                                              information
                                                              systems with
                                                              respect to other
                                                              operational
                                                              matters.
   ........ ...................... ....... ............ ..... ...............................................

   2        Majority of                        Yes            Only Mark Bailey, the President and Chief
            directors should be                               Executive Officer, and Paul MacNeill, the
            "unrelated"                                       Corporate Secretary, are related directors.
            (independent of
            management and free
            from conflicting
            interest)
   ........ ...................... ....... ............ ..... ...............................................


   ........ ...................... ....... ............ ..... ...............................................

                                            Does the
                TSX Corporate                Company
                 Governance                 Conform?                             Comments
            Committee Guidelines
   ........ ...................... ....... ............ ..... ...............................................


   3        Disclosure for each                Yes            Mark Bailey - Related - is President and
            director whether he                               Chief Executive Officer of the Company.
            or she is related,
            and how that                                      Paul MacNeill - Related - is the Corporate
            conclusion was                                    Secretary of the Company as well as the
            reached                                           President of P. MacNeill Law Corporation,
                                                              which provides legal services to the Company.

                                                              For the remainder
                                                              of directors and
                                                              the proposed
                                                              directors, none of
                                                              them or their
                                                              associates have:

                                                              -    worked for the Company

                                                              -    material contracts with the Company

                                                              -    received remuneration from the Company
                                                                   in excess of stock options

                                                              -    a significant shareholding or a relationship with a
                                                                   significant shareholder (defined under the TSX guidelines as a shareholder with the ability to exercise a majority of
                                                                   the votes for the election of the board of directors)

                                                              James Martin Dawson - Unrelated

                                                              H. Leo King - Unrelated

                                                              Robert L. Leclerc - Unrelated
   ........ ...................... ....... ............ ..... ...............................................

   4.a.     Appoint a committee                No             The Board as a whole assesses the performance
            responsible for                                   and qualification of directors and assesses
            appointment/                                      and recommends potential nominees to the
            assessment of                                     Board.
            directors
   ........ ...................... ....... ............ ..... ...............................................

   4.b.     Composed exclusively               No             The Board believes the present balance
            of non-management                                 between related and unrelated directors to be
            directors, the                                    appropriate.
            majority of whom are
            unrelated.
   ........ ...................... ....... ............ ..... ...............................................

   5        Implement a process                Yes            The Board as a whole reviews the overall
            for assessing the                                 effectiveness of the Board, its committees,
            effectiveness of the                              individual directors and management.
            Board, its committee
            and directors
   ........ ...................... ....... ............ ..... ...............................................

   6        Provide orientation                No             Board turnover has been rare.  As a result,
            and education                                     the Board provides ad hoc orientation for new
            programs for new                                  directors.
            directors
   ........ ...................... ....... ............ ..... ...............................................

   7        Consider reducing                  Yes            The Board as a whole has reviewed the size of
            size of the Board,                                the Board and concluded that the proposed
            with a view to                                    number of directors is appropriate to the
            improving                                         needs of the Company at this time.
            effectiveness
   ........ ...................... ....... ............ ..... ...............................................

   8        Review compensation                Yes            The Board as a whole considers the
            of directors in                                   compensation of directors periodically.
            light of risks and
            responsibilities
   ........ ...................... ....... ............ ..... ...............................................


   ........ ...................... ....... ............ ..... ...............................................

                                            Does the
                TSX Corporate                Company
                 Governance                 Conform?                             Comments
            Committee Guidelines
   ........ ...................... ....... ............ ..... ...............................................


   9.a.     Committees should                  Yes            The Audit Committee is composed entirely of
            generally be                                      non-management directors
            composed of
            non-management
            directors
   ........ ...................... ....... ............ ..... ...............................................

   9.b.     Majority of                        Yes            The Audit Committee is composed entirely of
            committee members                                 unrelated directors.
            should be unrelated.
   ........ ...................... ....... ............ ..... ...............................................

   10       Appoint a committee                No             The Board as a whole has the mandate to
            responsible for                                   review the Company's compliance with these
            approach to                                       guidelines on a continual basis and to
            corporate governance                              consider all matters relevant to the
            issues                                            corporate governance of the Company.
   ........ ...................... ....... ............ ..... ...............................................

   11.a.    Define limits to management's
            responsibilities by developing
            mandates for:
   ........ ...................... ....... ............ ..... ...............................................

            i)   the Board                     Yes            Although there is no specific mandate for the
                                                              Board, other than as specified in the
                                                              Business Corporations Act (Ontario), any
                                                              responsibility which is not delegated to
                                                              senior management or a committee of the Board
                                                              remains the responsibility of the Board.
   ........ ...................... ....... ............ ..... ...............................................

            ii) the CEO                        Yes            The written objectives of the Company, as
                                                              determined annually by the Board, constitute
                                                              the mandate of the CEO.
   ........ ...................... ....... ............ ..... ...............................................

   11.b.    Board should approve               Yes            The CEO's corporate objectives are
            CEO's corporate                                   established annually by the Board in
            objectives                                        conjunction with management, including the CEO.
   ........ ...................... ....... ............ ..... ...............................................

   12       Establish structures               Yes            On occasions where it is considered
            and procedures to                                 advisable, the Board has met in the absence
            enable the Board to                               of management.
            function
            independently of
            management
   ........ ...................... ....... ............ ..... ...............................................

   13.a.    Establish an audit                 Yes            The Audit Committee has a written charter and
            committee with a                                  the mandate includes the duty to monitor
            specifically defined                              audit functions and review annual and
            mandate                                           quarterly financial statements.  See also
                                                              "Audit Committee" in the Management
                                                              Information Circular.
   ........ ...................... ....... ............ ..... ...............................................

   13.b.    All members should                 Yes            The Audit Committee is composed entirely of
            be non-management                                 non-management directors.
            directors
   ........ ...................... ....... ............ ..... ...............................................

   14       Implement a system                 No             The Audit Committee is entitled to engage
            to enable individual                              outside advisors at the expense of the
            directors to engage                               Company.  Otherwise, no formal system for the
            outside advisors, at                              engagement of outside advisors has been
            the Company's expense                             implemented.  Directors on occasion have been
                                                              invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting the engagement of advisors or establishing
                                                              specific guidelines as to how such arrangements are
                                                              to be made.
   ........ ...................... ....... ............ ..... ...............................................


                                      PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF MINEFINDERS CORPORATION LTD. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 10, 2004 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints Mark H. Bailey, the President, Chief Executive Officer and a director of the Company, or failing this person, Paul C. MacNeill, the Corporate Secretary and a director of the Company, or in the place of both of the foregoing, ___________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this Proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:


                                                                 For    Against


1. To set the number of directors at six.                        |_|    |_|

                                                                 For    Withhold

2. (a) to elect Mark H. Bailey as director                       |_|   |_|

   (b) to elect James Martin Dawson as director                  |_|   |_|

   (c) to elect H. Leo King as director                          |_|   |_|

   (d) to elect Robert L. Leclerc as director                    |_|   |_|

   (e) to elect Paul C. MacNeill as director                     |_|   |_|

   (f) to elect Anthonie Luteijn as director                     |_|   |_|


                                                                 For   Withhold

3. To appoint BDO Dunwoody LLP, Chartered Accountants, as        |_|   |_|
   the auditor.
                                                                 For    Against

4. To authorize the directors to set the auditor's               |_|   |_|
   remuneration.

5. To approve an amendment to the Company's Stock Option         |_|   |_|
   Plan dated April 16, 2003.

6. To transact such other business as may properly come          |_|   |_|
   before the Meeting and any adjournment thereof.

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.


Signature:  _________________________________________         Date: ____________
              (Proxy must be signed and dated)

Name:       _________________________________________
                            (Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of CIBC Mellon Trust Company by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting. The mailing address of CIBC Mellon Trust Company is Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 and its fax number is (604) 688-4301.

SHAREHOLDERS  SHOULD  REVIEW  CAREFULLY  THE  NOTES  TO PROXY  SET  FORTH ON THE
OVERLEAF.

1. If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.

2. If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions, please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees named by management as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

                          ---                                               ---
                          |                                                   |
                          |                                                   |
                          |                                                   |
                          |                                                   |
                          |                                                   |
                          |                                                   |
                          |---                                             ---|

                                                      [CIBC MELLON LOGO OMITTED]

May 10, 2004


To the Following Securities Commission(s):

BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

         RE:      MINEFINDERS CORPORATION LTD.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 10th day of May 2004.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

     A)   Notice of Annual Meeting and Management Information Circular
     B) 2003 Annual Report and Consolidated Financial Statements for the Year Ended December 31, 2003
     C)   Proxy
     D)   Supplemental Mail Return Card

Yours truly,

CIBC MELLON TRUST COMPANY




"Gilda Brombal"
Account Officer
Client Services

/gb


                            CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E3X1
                     Tel: (604) 688-4330 Fax: (604) 688-4301
           E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
     Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9 CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Minefinders Corporation Ltd.
                                               (Registrant)

Date     May 10, 2004                 By:      /S/ "Paul C. MacNeill"
         -------------                         ---------------------------------
                                               (Print)  Name:   Paul C. MacNeill
                                               Title:   Director